Particle size distribution for Glucorrect self-emulsifying composition after dilution with Simulated Gastric Fluid (Malvern ZetaSizer)


Size Distribution by Volume
Volume (%)
50
40
30
20
10
0
0.1
1
10
100
1000
10000
Size (d.nm)
Record 2: Glucorrect HGC semisolid fresh dissolution

Peak size: 108 ± 12.4 nm

Measuring date: January 23, 2013